Exhibit 99.49

NuRAN Wireless Inc.

FORM 51-102F3

 Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

August 19, 2025

Item 3: News Release

A news release was not issued concerning this amendment.

Item 4: Summary of Material Change

The Company amended the terms of the factoring agreement dated August 28, 2023. The factoring company has agreed to settle Promissory Notes (the “Notes”) representing advances made to the company totalling $1.274 million by incorporating these under the factoring agreement. Advances under the Notes were made from April 2025 to the date of the amendment and this allowed for the Company to avoid an Event of Default being triggered for each one, related to the payment obligation of interest and principal on the maturity date, if applicable.

The amendment also contained provisions for increasing the value of Approved Accounts by between $2.08 million and $4.76 million depending on whether the Company repaid the principal amount of each Note on or before August 25, 2025. The lower amount applied if the principal amount of the Notes was repaid and represented lending fees and interest from the date the funds were advanced to the Company. If the Notes were repaid by August 25, 2025 there would be no increase to the Purchase Price Paid. The factor settled short-term debts of $619k of the Company during the period reducing the balance of this secured loan agreement avoiding possible default and higher charges in fees and interest. The amount now owing to the factor which is the total Purchase Price Paid stands at $10.241 million.

The amendment also entailed an increase in the amount paid should the factor claim recourse and the Seller be required to repurchase the Recourse Account in cash. This amount changed to 145% of the Purchase Price Paid (from 135% in the sixth amendment).

As is the normal course of business, this amendment leads to a larger amount of Approved Accounts which increases the interest charges under this agreement in line with additional amounts provided to the Company. Due to the nature of Approved Accounts being intercompany invoices, the inherent risks of African operations including issues with transferring foreign currency, the higher conversion price on recourse relative to the market price of the Company’s shares and the limited availability of alternative funding while the Company awaits the award of its infrastructure licence in the DRC and other impending developments, management believes that this amendment is in the best interests of shareholders as it continues to provide assurance to the Company of additional working capital as needed to continue its build focused on achieving positive Earnings Before Interest, Tax, Depreciation and Amortisation at group level as soon as possible.

Item 5.1: Full Description of Material Change

See attached Eighth Factoring Amendment Agreement at Schedule “A” to this Report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of October 16, 2025

SCHEDULE “A”

Please see attached.

EIGHTH FACTORING AMENDING AGREEMENT

THIS EIGHTH FACTORING AMENDING AGREEMENT (this “Eighth Amending Agreement”) is dated as of August 19, 2025, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”). The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS the Parties entered into a factoring amending agreement dated September 27, 2023 (the “Amending Agreement”), which was subsequently amended by a second factoring amending agreement dated November 29, 2023 (the “Second Amending Agreement”), which was subsequently amended by a third factoring amending agreement dated December 22, 2023 (the “Third Amending Agreement”), which was subsequently amended by a fourth factoring amending agreement dated April 2, 2024 (the “Fourth Amending Agreement”), which was subsequently amended by a fifth factoring amending agreement dated June 25, 2024 (the “Fifth Amending Agreement”) which was subsequently amended by a sixth factoring amending agreement dated December 23, 2024 (the “Sixth Amending Agreement”), which was subsequently amended by a seventh factoring amending agreement dated April 15, 2025 (the “Seventh Amending Agreement”);

AND WHEREAS, all capitalized terms used in this Eighth Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to further amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Pursuant to Section 7 of the Sixth Amending Agreement and Section 5 of the Seventh Amending Agreement, the Factor agreed to make short-term loans available to Corporation. The Factor holds promissory notes of the Corporation dated:

(a)	April 15, 2025 with a principal amount of $200,000.00 (the “April 15 Note”);

(b)	May 2, 2025 with a principal amount of $50,000.00 (the “May 2 Note”);

(c)	May 6, 2025 with a principal amount of $150,000.00 (the “May 6 Note”);

(d)	May 27, 2025 with a principal amount of $105,000.00 (the “May 27 Note”);

(e)	June 4, 2025 with a principal amount of $70,000.00 (the “June 4 Note”);

(f)	June 10, 2025 with a principal amount of $127,778.00 (the “June 10 Note”);

(g)	June 13, 2025 with a principal amount of $11,830.26 (the “June 13 Note”);

(h)	June 20, 2025 with a principal amount of $100,000.00 (the “June 20 Note”);

(i)	July 8, 2025 with a principal amount of $100,000.00 (the “July 8 Note”);

(j)	July 9, 2025 with a principal amount of $20,539.50 (the “July 9 Note”);

(k)	July 22, 2025 with a principal amount of $134,232.50 (the “July 22 Note”);

(l)	July 29, 2025 with a principal amount of $27,542.00 (the “July 29 Note”);

(m)	August 11, 2025 with a principal amount of $27,570.00 (the “August 11 Note”); and

(n)	August 19, 2025 with a principal amount of $150,000.00 (the “August 19 Note”, and collectively with the April 15 Note, May 2 Note, May 6 Note, May 27 Note, June 4 Note, June 10 Note, June 13 Note, June 20 Note, July 8 Note, July 9 Note, July 22 Note, July 29 Note, August 11 Note, and August 19 Note, the “Notes”).

2.	In order to ensure that no Event of Default occurred under the Notes, the Parties agree and confirm as follows:

(a)	The April 15 Note shall be settled effective as of May 15, 2025, for $200,000.00, being the principal owing. The $200,000.00 shall be settled, effective as of May 15, 2025, provided the Corporation pays $200,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $403,672.43 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $200,000.00 in cash is not paid on or before August 25, 2025, the $200,000.00 shall be settled, effective as of May 15, 2025, as a credit adding $835,486.46 to the Paid Accounts of the Factor, and adding $200,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(b)	The May 2 Note shall be settled effective as of May 15, 2025, for $50,000.00, being the principal owing. The $50,000.00 shall be settled, effective as of May 15, 2025, provided the Corporation pays $50,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $97,896.78 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $50,000.00 in cash is not paid on or before August 25, 2025, the $50,000.00 shall be settled, effective as of May 15, 2025, as a credit adding $203,577.66 to the Paid Accounts of the Factor, and adding $50,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(c)	The May 6 Note shall be settled effective as of May 15, 2025, for $150,000.00, being the principal owing. The $150,000.00 shall be settled, effective as of May 15, 2025, provided the Corporation pays $150,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $292,604.72 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $150,000.00 in cash is not paid on or before August 25, 2025, the $150,000.00 shall be settled, effective as of May 15, 2025, as a credit adding $609,734.38 to the Paid Accounts of the Factor, and adding $150,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(d)	The May 27 Note shall be settled effective as of May 30, 2025, for $105,000.00, being the principal owing. The $105,000.00 shall be settled, effective as of May 30, 2025, provided the Corporation pays $105,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $195,450.57 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $105,000.00 in cash is not paid on or before August 25, 2025, the $105,000.00 shall be settled, effective as of May 30, 2025, as a credit adding $425,765.52 to the Paid Accounts of the Factor, and adding $105,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(e)	The June 4 Note shall be settled effective as of June 6, 2025, for $70,000.00, being the principal owing. The $70,000.00 shall be settled, effective as of June 6, 2025, provided the Corporation pays $70,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $125,532.76 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $70,000.00 in cash is not paid on or before August 25, 2025, the $70,000.00 shall be settled, effective as of June 6, 2025, as a credit adding $283,727.18 to the Paid Accounts of the Factor, and adding $70,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(f)	The June 10 Note shall be settled effective as of June 16, 2025, for $70,000.00, being the principal owing. The $127,778.00 shall be settled, effective as of June 16, 2025, provided the Corporation pays $127,778.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $234,116.55 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $127,778.00 in cash is not paid on or before August 25, 2025, the $127,778.00 shall be settled, effective as of June 16, 2025, as a credit adding $518,766.26 to the Paid Accounts of the Factor, and adding $127,778.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(g)	The June 13 Note shall be settled effective as of June 16, 2025, for $11,830.26, being the principal owing. The $11,830.26 shall be settled, effective as of June 16, 2025, provided the Corporation pays $11,830.26 in cash to the Factor on or before August 25, 2025, and adding a credit of $21,612.22 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $11,830.26 in cash is not paid on or before August 25, 2025, the $11,830.26 shall be settled, effective as of June 16, 2025, as a credit adding $47,970.64 to the Paid Accounts of the Factor, and adding $11,830.26 to the Purchase Price Paid without reducing the Total Purchase Price.

(h)	The June 20 Note shall be settled effective as of June 20, 2025, for $100,000.00, being the principal owing. The $100,000.00 shall be settled, effective as of June 20, 2025, provided the Corporation pays $100,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $176,365.07 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $100,000.00 in cash is not paid on or before August 25, 2025, the $100,000.00 shall be settled, effective as of June 20, 2025, as a credit adding $404,991.67 to the Paid Accounts of the Factor, and adding $100,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(i)	The July 8 Note shall be settled effective as of July 10, 2025, for $100,000.00, being the principal owing. The $100,000.00 shall be settled, effective as of July 10, 2025, provided the Corporation pays $100,000.00 in cash to the Factor on or before August 25, 2025, and adding a credit of $167,745.94 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $100,000.00 in cash is not paid on or before August 25, 2025, the $100,000.00 shall be settled, effective as of July 10, 2025, as a credit adding $405,324.54 to the Paid Accounts of the Factor, and adding $100,000.00 to the Purchase Price Paid without reducing the Total Purchase Price.

(j)	The July 9 Note shall be settled effective as of July 10, 2025, for $20,539.50, being the principal owing. The $20,539.50 shall be settled, effective as of July 10, 2025, provided the Corporation pays $20,539.50 in cash to the Factor on or before August 25, 2025, and adding a credit of $34,419.33 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $20,539.50 in cash is not paid on or before August 25, 2025, the $20,539.50 shall be settled, effective as of July 10, 2025, as a credit adding $83,217.45 to the Paid Accounts of the Factor, and adding $20,539.50 to the Purchase Price Paid without reducing the Total Purchase Price.

(k)	The July 22 Note shall be settled effective as of July 25, 2025, for $134,232.50, being the principal owing. The $134,232.50 shall be settled, effective as of July 25, 2025, provided the Corporation pays $134,232.50 in cash to the Factor on or before August 25, 2025, and adding a credit of $221,674.26 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $134,232.50 in cash is not paid on or before August 25, 2025, the $134,232.50 shall be settled, effective as of July 25, 2025, as a credit adding $544,300.67 to the Paid Accounts of the Factor, and adding $134,232.50 to the Purchase Price Paid without reducing the Total Purchase Price.

(l)	The July 29 Note shall be settled effective as of August 4, 2025, for $27,542, being the principal owing. The $27,542 shall be settled, effective as of August 4, 2025, provided the Corporation pays $27,542 in cash to the Factor on or before August 25, 2025, and adding a credit of $45,860.50 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $27,542 in cash is not paid on or before August 25, 2025, the $27,542 shall be settled, effective as of August 4, 2025, as a credit adding $113,945.09 to the Paid Accounts of the Factor, and adding $27,542 to the Purchase Price Paid without reducing the Total Purchase Price.

(m)	The August 11 Note shall be settled effective as of August 13, 2025, for $27,570, being the principal owing. The $27,570 shall be settled, effective as of August 13, 2025, provided the Corporation pays $27,570 in cash to the Factor on or before August 25, 2025, and adding a credit of $43,123.77 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $27,570 in cash is not paid on or before August 25, 2025, the $27,570 shall be settled, effective as of August 13, 2025, as a credit adding $111,747.98 to the Paid Accounts of the Factor, and adding $27,570 to the Purchase Price Paid without reducing the Total Purchase Price.

(n)	The August 19 Note shall be settled effective as of August 13, 2025, for $150,000, being the principal owing. The $150,000 shall be settled, effective as of August 13, 2025, provided the Corporation pays $150,000 in cash to the Factor on or before August 25, 2025, and adding a credit of $19,547.41 to the Paid Accounts of the Factor, without increasing the Purchase Price Paid or reducing the Total Purchase Price. If the $150,000 in cash is not paid on or before August 25, 2025, the $150,000 shall be settled, effective as of August 13, 2025, as a credit adding $174,334.42 to the Paid Accounts of the Factor, and adding $150,000 to the Purchase Price Paid without reducing the Total Purchase Price.

3.	Schedule 3 in the Factoring Agreement, as amended pursuant to Section 8 of the Second Amending Agreement, as amended pursuant to Section 3 of the Fourth Amending Agreement, as amended pursuant to Section 9 of the Fifth Amending Agreement, as amended pursuant to Section 4 of the Sixth Amending Agreement and herein, is hereby amended to include an additional New Invoices to reflect the amounts outlined in Section 2 above.

4.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement, as amended pursuant the Section 3 of the Amending Agreement to “60 days”, as amended pursuant the Section 6 of the Second Amending Agreement to “125 days”, as amended pursuant the Section 2 of the Third Amending Agreement to “156 days”, as amended pursuant the Section 9 of the Fourth Amending Agreement to “246 days”, as amended pursuant the Section 10 of the Fifth Amending Agreement to “1 year”, as amended pursuant the Section 12 of the Sixty Amending Agreement to “18 months” is hereby deleted and replaced with “28 months”.

5.	The reference to “107%” in Section 9.2 in the Factoring Agreement, as amended pursuant to Section 11 of the Sixth Amending Agreement, is hereby deleted and replaced with “145%”.

6.	In all other respects the terms and conditions set forth in the Factoring Agreement, the Amending Agreement, the Second Amending Agreement, the Third Amending Agreement, the Fourth Amending Agreement, the Fifth Amending Agreement and the Sixth Amending Agreement shall remain unamended.

7.	It is agreed and understood that this Eighth Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

8.	This Eighth Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Eighth Amending Agreement as of the date first above written.

NURAN WIRELESS INC.
Per:
Authorized Signatory

ADVANCE FACTORING INC.
Per:
Authorized Signatory

Pursuant to the Guarantee between the Parties dated August 28, 2023, the undersigned hereby acknowledges and confirms that the amounts included in this Eighth Amending Agreement are covered by the Guarantee.

NURAN WIRELESS INC.
Per:
Authorized Signatory